William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail Only

November 8, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 17, 2019, The Nasdaq Stock Market (the "Exchange") received from Microsoft Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

- 2.125% Notes due 2021
- 3.125% Notes due 2028
- 2.625% Notes due 2033

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery